YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

2024

Vote by Internet, Smartphone or Tablet – QUICK ★★★ EASY IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Your Mobile or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card by mail. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on December 2, 2024.

VOTE BY INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

VOTE AT THE MEETING –
If you plan to attend the virtual online extraordinary general meeting, you will need your 12 digit control number to vote electronically at the extraordinary general meeting. To attend:
https://www.cstproxy.com/smx/2024

PHONE – 1 (866) 894-0536
Use a touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares

MOBILE VOTING –
On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

A. PROPOSAL – The Board of Directors recommends a vote FOR Proposal 1.

	FOR	AGAINST	ABSTAIN
1. To consolidate the Company's ordinary shares (with a nominal value of US$0.165 per share) in the authorized but unissued and in the authorized and issued share capital of the Company, at a ratio to be determined by a majority vote of the Chief Executive Officer of the Company, the Chairman of the Board of the Company and the acting CFO of the Company; provided in no event shall the split ratio be a ratio that would result in the Company's ordinary shares be less than US$2.50 or in excess of US$10.00 (when based on the closing price per ordinary share as of the record date of the Extraordinary General Meeting), into one ordinary share with a corresponding adjustment to the nominal value per share.	☐	☐	☐

In their discretion, the proxyholders are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof, all as set out in the Notice of Extraordinary General Meeting and Proxy Statement relating to the meeting, which receipt of are hereby acknowledged.

B. NON-VOTING ITEMS

Please mark your votes like this **X**

Change of Address – Please print your new address below.

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Comments – Please print your comments below.

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C. AUTHORIZED SIGNATURES – This section must be completed for your vote to be counted – Date and Sign Below.

CONTROL NUMBER

Signature______________________ **Signature, if held jointly**______________________ **Date**__________**2024.**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

EXTRAORDINARY GENERAL MEETING
DECEMBER 3, 2024

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder, revoking all prior proxies, hereby appoints Haggai Alon, with full power of substitution and revocation, as proxy to represent and vote all ordinary shares, nominal value US$0.165 per share, of SMX (Security Matters) Public Limited Company (the "Company"), which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of the Shareholders of the Company to be held on December 3, 2024, at 3:00 p.m., Irish time (10:00 a.m., Eastern Time), or any adjournment or postponement thereof, at Arthur Cox, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, upon matters set forth in the Notice of Extraordinary Meeting and Proxy Statement for the Extraordinary Meeting of Shareholders dated November 8, 2024, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

When properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder.

IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" PROPOSAL 1 SET FORTH ON THE REVERSE SIDE.

(Continued and to be Completed on Reverse Side)